U.S. CONCRETE, INC.

331 N. Main St.

Euless, TX 76039

June 19, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Pamela Long, Assistant Director

RE:	U.S. Concrete, Inc.

Registration Statement on Form S-4

Filed May 21, 2014

File No. 333-196133

Dear Ms. Long:

On behalf of U.S. Concrete, Inc., a Delaware corporation (the “Registrant”), we hereby submit for filing Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 initially filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2014, File No. 333-196133 (the “Registration Statement”).

We are providing the following responses to the comment letter dated June 11, 2014, from the staff of the Division of Corporation Finance (the “Staff”) of the Commission regarding the Registrant’s initial filing of the Registration Statement. Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Cover Page

1.	Please add disclosure reflecting that the notes are fully and unconditionally guaranteed, jointly and severally, by certain of your subsidiaries, subject to customary release.

In response to the Staff’s comment, the Registrant has revised the cover page of the prospectus contained in Amendment No.1 to add the requested disclosure.

Information Incorporated by Reference, page ii

2.	Please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see our Compliance and Disclosure Interpretations – Securities Act Forms (Question 123.05) available on our website.

In response to the Staff’s comment, the Registrant has updated the incorporation by reference section in Amendment No.1 to specifically incorporate by reference any other applicable Exchange Act report filed after the date of the Registration Statement, but prior to effectiveness.

Cautionary Statement Concerning Forward-Looking Statements, page iii

3.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

In response to the Staff’s comment, the Registrant has deleted the reference to the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995.

Summary of the Terms of the Exchange Offer, page 7

4.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 pm expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm supplementally that the offer will be open at least through midnight on the twentieth business day following commencement of the offering. See Rules 14e-1(a) and 14d-1(g)(3) under the Securities Exchange Act of 1934. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

In response to the Staff’s comment, the Registrant hereby confirms that the offer will be open through at least midnight on the twentieth business day following commencement of the offering. The Registrant further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424 of Regulation C.

Exhibit 5.1 – Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

5.	We note paragraph D on page three of the legal opinion. Please delete this paragraph or tell us why this paragraph is necessary for counsel to provide this opinion.

In response to the Staff’s comment, the Registrant has filed a new Exhibit 5.1 opinion from Akin, Gump, Strauss, Hauer & Feld, L.L.P. that does not include paragraph D.

Exhibit 5.2 – Opinion of McKennon Shelton & Henn LLP

6.	Please remove the requirement that the opinion be interpreted in accordance with the “2007 Report on Lawyers’ Opinions in Business Transactions . . .” of the Maryland State Bar Association, or tells us why you believe this qualification is necessary.

In response to the Staff’s comment, the Registrant has filed a new Exhibit 5.2 opinion from McKennon Shelton & Henn LLP that does not include the reference to the “2007 Report on Lawyers’ Opinions in Business Transactions . . .” of the Maryland State Bar Association.

Exhibit 5.4 – Opinion of Connell Foley LLP

7.	We note in the final paragraph that “[this opinion] . . . is given solely for your benefit and the benefit of your counsel, and of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company. . . and may not be circulated to, or relied upon by, any other person or entity.” Such a limitation on reliance is not acceptable. Note that we will not object to the limitation that the opinion may only be used in connection with the registration statement, but counsel may not limit who is entitled to rely on the opinion. For example, all purchasers of notes in the offering are entitled to rely on the opinion. Please obtain a revised opinion. See Staff Legal Bulletin No. 19 (October 14, 2011).

In response to the Staff’s comment, the Registrant filed a new Exhibit 5.4 opinion from Connell Foley LLP that includes the following final paragraph:

“We hereby consent to the filing of this letter with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the use of our name in the Prospectus forming a part of the Registration Statement under the caption “Legal Matters”. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder. This letter is given as of the date hereof, in connection with the transactions referred to in the Opinion Documents, and except as otherwise provided herein, may not be circulated to, or by, any other person or entity.”

* * *

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please contact the undersigned with any questions concerning this letter at (817) 835-4105. In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

Sincerely,

U.S. Concrete, Inc.

By:	/s/ Paul M. Jolas
Paul M. Jolas
Vice President, General Counsel and
Corporate Secretary

cc:	William J. Sandbrook

U.S. Concrete, Inc.

Kerry E. Berchem

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

Erin K. Jaskot

Kamyar Daneshvar

Securities and Exchange Commission

Division of Corporation Finance